May 18, 2012

Mr. Michael R. Clampitt, Senior Attorney
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
Washington, D.C. 20549

Re:	First Citizens BancShares, Inc.
Form 10-K for the Year Ended December 31, 2011
Filed March 7, 2012
File No. 001-16715

Dear Mr. Clampitt,
This letter is provided in response to the April 17, 2012 letter from you on behalf of the Securities and Exchange Commission (the Commission) based on your review of the Form 10-K of First Citizens BancShares, Inc. (BancShares) for the fiscal year ended December 31, 2011 (Form 10-K) and the Definitive Schedule 14A filed March 19, 2012 (2012 Proxy Statement). The Form 10-K and the 2012 Proxy Statement are collectively referred to as the Filings.
We acknowledge that:

•	BancShares is responsible for the adequacy and accuracy of the disclosures contained in the Filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filings;

•	BancShares may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Responses to the comments from your April 17, 2012 letter are provided below and are numbered to conform to the numbers assigned to the questions.

Form 10-K for the Year Ended December 31, 2011
Risk Factors
Weakness in real estate markets…, page 9

1.
Please revise the heading of this paragraph to relate more closely to the substance of this section, which is that your revolving mortgage portfolio is comprised principally of loans secured by junior liens. Please quantify the percentage of your portfolio that is secured by junior liens and the percentage of your portfolio that is essentially unsecured due to the fact that the senior lien is in excess of the value of the collateral.

In our Quarterly Report on Form 10-Q for the period ended March 31, 2012 (1Q2012 10-Q), we modified the identification of the risk in the Risk Factors section of the document. We also noted within Management's Discussion and Analysis that 'approximately one-third of the loan balances outstanding are secured by senior collateral positions while the remaining balances are secured by junior liens.' With respect to the request to disclose the percentage of our portfolio that is essentially unsecured due to the value of the collateral having fallen below the senior lien obligation, as discussed in item 4 below, we are unable to provide this information at the current time. However, we have recently selected an external vendor that will gather data related to senior lien positions and advise us on the analysis and interpretation of that data to enable us to analyze our junior lien exposure. We currently anticipate we will have data that will enable us to consider the potential exposure by the end of the third quarter of 2012.
Until we are able to include that data in our disclosures, we plan to identify a risk resulting from our inability to quantify that exposure. In subsequent filings, we currently plan to expand the existing risk factor related to junior lien exposure as follows:

Proposed risk factor for subsequent filings:

Weakness in real estate markets, exposure to junior liens and the lack of information related to performance of senior lien positions held by other financial institutions have adversely impacted our business and our results of operations and may continue to do so

Real property collateral values have declined due to continuing weaknesses in real estate sales activity. That risk, coupled with higher delinquencies and losses on various loan products caused by high rates of unemployment and underemployment, has resulted in losses on loans that, while adequately collateralized at the time of origination, are no longer fully secured. Our continuing exposure is most severe in our non-commercial revolving mortgage loan portfolio. The revolving mortgage portfolio is comprised principally of loans secured by junior liens, and lower real estate values for collateral underlying these loans has, in many cases, resulted in the junior lien loan being collateralized by significantly reduced equity. In some cases, the outstanding balance of the senior lien is in excess of the value of the collateral resulting in a junior lien loan that is in effect unsecured.

Our ability to measure the potential exposure of junior liens when the senior lien position is held by another financial institution is limited by a lack of information on the performance of the senior position loan.

Further declines in collateral values, unfavorable economic conditions, sustained high rates of unemployment and unexpected exposures resulting from inaccurate estimations of our junior lien positions that are subordinate to senior liens held by other financial institutions could result in greater delinquency, write-downs or charge-offs in future periods, which could have a material adverse impact on our results of operations and capital adequacy.

Reimbursements under loss share agreements…, page 9

2.
We note that you have a significant amount of exposure to assets covered by loss share agreements. Please expand this risk factor to more fully discuss the impact that the loss share agreements have on your business and the percentage of your loan portfolio that is subject to such agreements. Please also expand your discussion of the obligations that are imposed upon you as a result of your participation, the potential lengths of the delays that could result (including the risks associated with such delays) and the specific rights that could be disallowed. Finally, please expand your disclosure to discuss the losses that are currently projected to occur during the loss share term and the percentage of those losses that management anticipates will and will not be covered by the FDIC.

In our 1Q2012 10-Q, we expanded the discussion of this risk. In future filings starting with the 2Q2012 Form 10-Q, we will disclose the total losses we expect to incur and the amount we expect to receive from the FDIC under the loss share agreements.

Excerpt from 1Q2012 10-Q:
Risk Factors

Reimbursements under loss share agreements are subject to FDIC oversight and interpretation and contractual term limitations

The FDIC-assisted transactions completed during 2011, 2010 and 2009 include significant protection to FCB from the exposures to prospective losses on certain assets that are covered under loss share agreements with the FDIC. Loans and leases covered under loss share agreements represent 16.0 percent of total loans and leases as of March 31, 2012. These loss share agreements impose certain obligations on us including obligations to manage covered assets in the prescribed manner and to report losses and requests for reimbursement periodically. In the event of noncompliance, delay or disallowance of some or all of our rights under those agreements could occur including the denial of reimbursement for losses and related collection costs. Requests for reimbursement are subject to FDIC review and may be delayed or disallowed for noncompliance.

The loss share agreements are subject to interpretation by both the FDIC and FCB, and disagreements may arise regarding coverage of losses, expenses and contingencies. Additionally, losses that are currently projected to occur during the loss share term may not occur until after the expiration of the applicable agreement and those losses could have a material impact on results of operations in future periods. Our current estimates of losses include only those losses that we project to occur during the loss share period and for which we believe we will receive reimbursement from the FDIC at the applicable reimbursement rate.

During March 2012, FCB received communications from the U.S. Small Business Administration (SBA) asserting that the SBA is entitled to receive proportionate shares of certain amounts paid or to be paid by the FDIC to FCB pursuant to the Loss Share Agreement between FCB and the FDIC applicable to Temecula Valley Bank.  The SBA makes reference to the treatment of guarantee, insurance and surety proceeds under the SBA 750 Loan Guaranty Agreement and the 7(a) Loan Program Requirements.  FCB disagrees with the SBA's position, and intends to vigorously protect its interests in this matter.

Properties, page 13

3.	In future filings, please state briefly the location and general character of your headquarters. Refer to Item 102 of Regulation S-K.
We acknowledge this comment and commit to making this disclosure in future Form 10-K filings.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 17

4.
We note your disclosure beginning on page 31 regarding your revolving mortgage loan portfolio. You disclose that it represents 20% of your noncovered portfolio at December 31, 2011, that two-thirds of loans are secured by junior liens and that delinquency levels and charge-offs have increased in 2011 and are projected to remain elevated. Please respond to the following:

a. Tell us in detail and revise future filings to explain the nature and key terms of your revolving mortgage loans and discuss the pervasiveness of these terms in your portfolio. For example, quantify the percentage of loans that have a variable rate, the percentage that are interest-only, describe how long the draw period is, provide a schedule of when loans will start to amortize, etc.
b. Tell us in detail and revise future filings to describe how you monitor the credit risk (payment status, etc.) of the senior lien position for your loans secured by junior liens and quantify the percentage of the portfolio for which you do not hold the senior lien position. Specifically discuss how and what credit metrics you monitor on senior lien positions that you do not hold or service.
c. For your junior loans in which you do not hold or service the senior lien, please tell us in detail and revise future filings to discuss how you measure credit risk in the determination of your allowance for loan losses.
d. Please tell us in detail and revise future filings to discuss how your allowance for loan loss methodology incorporates the elevated default risk associated with payment shocks due to rising interest rates for variable rate loans and for loans that convert from interest-only to amortizing loans.
e. If you do not have information related to the senior lien position for a significant amount of your portfolio, consider revising future filings to include a risk factor or other disclosure that addresses the risks related to the lack of available information on the performance of senior lien loans and its impact on the accuracy of your loan loss estimates and discuss how you address this risk.

a.	In our 1Q2012 10-Q, we modified the disclosure to provide the key terms of our revolving mortgage loans and the pervasiveness of those terms in the portfolio, as set forth below.

b.
We do not currently have access to information that will enable us to monitor performance of the senior obligation when we hold the junior position; we have selected an external vendor that will gather data related to senior lien positions and advise us on the analysis and interpretation of that data to enable us to analyze our junior lien exposure; in our initial evaluation, we will exclude customers with very high credit scores, loans with very low balances, and loans that are already in the process of collection; we currently anticipate we will have data that will enable us to consider the potential exposure by the end of the third quarter of 2012.

c.
Management currently estimates its allowance for loan losses on revolving mortgages through use of historical charge off rates on these loans, with more weighting or consideration given to activity in recent periods. These charge off rates are then adjusted upward with subjective, qualitative factors that are intended to estimate the incremental exposure arising from risks that are not captured in the historical charge off rates, including the impact of not being able to precisely measure the senior lien position on certain of these loans. Once the information discussed in item (b) above is available, we will have more precise data to use in evaluating the adequacy of our allowance for loan losses.

d.
As required in the January 31, 2012 Interagency Supervisory Guidance on Allowance for Loan and Lease Losses Estimation Practices for Loans and Lines of Credit Secured by Junior Liens on 1-4 Family Residential Properties, we acknowledge the duty to consider, in periods of increasing interest rates, the impact that those higher interest rates may have on our borrowers, as well as the impact of loans that will convert from interest-only to amortizing basis. The loss estimates incorporated into the allowance calculation are currently based on historic charge-off rates adjusted for current economic conditions. In an increasing interest rate environment, we would consider the potential impact of higher interest rates as a current economic condition, and would evaluate the need to reflect that in higher loss estimates.

e.
As we work to develop the information that will enable us to respond to the inquiries in items b and c, we will disclose the risk that currently exists due to our current inability to access this information.

Excerpt from 1Q2012 10-Q:
Management's Discussion and Analysis

Revolving mortgage loans secured by real estate amounted to $2.28 billion, or 19.9 percent of loans not covered by loss share agreements at March 31, 2012 compared to $2.30 billion or 19.8 percent at December 31, 2011 and $2.30 billion or 20.2 percent at March 31, 2011.
Our revolving mortgage loans present a heightened risk due to the longer term nature of the commitments, the presence of a large number of loans secured by junior liens, and the possibility that the financial position of the borrower or the value of the collateral may deteriorate significantly during the term of the loan. A substantial decline in collateral value could render a junior lien position to be effectively unsecured. We have not acquired revolving mortgages in the secondary market, and we have not originated these loans to customers outside of our market areas. All noncovered revolving mortgage loans were originated by us and were underwritten based on our standard lending criteria. The revolving mortgage loan portfolio consists largely of variable rate lines of credit which allow customer draws during the entire contractual period of the line of credit which is typically 15 years. Approximately 85 percent of outstanding balances as of March 31, 2012 require interest-only payments, while the remaining require monthly payments equal to 1.5 percent of the outstanding balance. Over 90 percent of the revolving mortgage portfolio relates to properties in North Carolina and Virginia, and approximately one-third of the loan balances outstanding are secured by senior collateral positions while the remaining balances are secured by junior liens. The credit profile of the borrowers is reviewed at least annually and most borrowers have maintained excellent ratings based on credit scores available from third-parties.

Management's Annual Report on Internal Control Over Financial Reporting, page 63

1.
We note your disclosure that management determined that there was a material weakness in your internal control over financial reporting relating to the accounting and financial reporting for acquired loans and the FDIC receivable in FDIC-assisted transactions. Please provide more detail as to the steps that management has taken, and will take, in order to ensure that your internal control over financial reporting and disclosure controls and procedures are effective going forward.

In our 1Q2012 10-Q, we updated and expanded the discussion in Part II Item 4 - Controls and Procedures to provide further details regarding our plans to resolve the material weakness in internal control over financial reporting, as set forth below.
In addition to the specific items included in the 1Q2012 10-Q disclosure: (a) we will continue to improve our review controls; (b) we will expand staff to support the acquisition accounting function; (c) we have started a process to perform a more rigorous review of the validity of the carrying value of the receivable from the FDIC, including: (i) consideration of estimated losses that may not occur during the period of time covered by the loss share agreements; (ii) refinement of an appropriate discount for collection expenses incurred to more accurately estimate the amount that will likely be reimbursed by the FDIC; (iii) more strenuous efforts to identify acquired assets that, due to modification or other post-acquisition events, are no longer covered under loss share agreements and (iv) enhanced efforts to identify other events that may affect the reimbursement by the FDIC; and (d) we have modified our credit review efforts to provide a more comprehensive review of the acquired assets, which will enable us to more quickly identify and measure post-acquisition deterioration and improvements.

We will continue to update our disclosures to reflect our ongoing efforts to ensure that our internal control over financial reporting and disclosure controls and procedures are effective.

Excerpt from 1Q2012 10-Q:

Item 4. Controls and Procedures

BancShares' management, with the participation of its Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of BancShares' disclosure controls and procedures as of the end of the period covered by this Quarterly Report, in accordance with Rule 13a-15 of the Securities Exchange Act of 1934 (Exchange Act). Based upon that evaluation, as of the end of the period covered by this report, the Chief Executive Officer and the Chief Financial Officer concluded that BancShares' disclosure controls and procedures were not effective to provide reasonable assurance that it is able to record, process, summarize and report in a timely manner the information required to be disclosed in the reports it files under the Exchange Act due to the previously identified material weakness in internal control over financial reporting discussed below.
As disclosed in BancShares' Annual Report on Form 10-K for the year ended December 31, 2011, BancShares' management conducted an evaluation of the effectiveness of its internal control over financial reporting as of December 31, 2011.  Based on that evaluation, management determined that, as of December 31, 2011, BancShares' internal control over financial reporting was not effective due to a material weakness in its internal control related to the accounting and financial reporting for acquired loans and the FDIC receivable in FDIC-assisted transactions. Specifically, in determining the post-acquisition accounting for certain acquired loans under ASC 310-30, Loans and Debt Securities Acquired with Deteriorated Credit Quality, and the impact of changes in cash flows expected to be collected on covered loans pursuant to the FDIC loss share agreements, management discovered errors that were not detected during its normal review processes.
BancShares' management has commenced steps to remediate the material weakness. During the first quarter of 2012 management reached agreement with an external firm to provide consultation and assistance with the conversion of the acquired loans that have not yet been converted to the automated acquired loan accounting system currently in use by BancShares for loans acquired from two of the FDIC-assisted transactions. Acquired loans resulting from four of the six FDIC-assisted transactions have not yet been converted to the acquired loan accounting system. The engagement will begin during the second quarter of 2012 and is anticipated to require up to twelve months. In addition, management implemented certain specific internal control improvements related to financial reporting for the first quarter of 2012, including enhanced review controls related to the FDIC receivable, the use of a checklist for periodic acquired loan accounting for those acquired loans that have not yet been converted to the automated acquired loan accounting system, and the preparation of enhanced quarterly yield analyses. Additional controls and procedures will be implemented during the second and third quarters of 2012.
Other than the ongoing implementation of internal control improvements related to the material weakness as described above, no changes in BancShares' internal control over financial reporting were identified as having occurred in the first quarter of 2012 that have materially affected, or are reasonably likely to materially affect, BancShares' internal control over financial reporting.

Note A - Summary of Significant Accounting Policies, page 72
6. We note your disclosure that you obtain updated appraisals or valuations at least annually related to impaired loans and OREO. Please tell us in detail and revise future filings to clarify what procedures you perform at each quarter end to determine that your measurement of impaired loans and OREO is appropriate.
In our 1Q2012 10-Q, we expanded the discussion of the procedures related to appraisal values for impaired loans and OREO, as set forth below. We will also include this disclosure in presentation of Accounting Policies in subsequent Annual Reports on Form 10-K.
In addition to the disclosures included in the 1Q2012 10-Q, any changes noted by the asset managers during their monthly reviews are reported to the special assets committee. We have also developed guidelines that establish the frequency of appraisal updates and the type of valuation required based on the size of the exposure.

Excerpt from 1Q2012 10-Q:

Footnote F - Estimated Fair Values

For impaired loans:
Collateral values are determined using appraisals or other third-party value estimates of the subject property with discounts generally between 10 and 14 percent applied for estimated holding and selling costs and other external factors that may impact the marketability of the property. Impaired loans are assigned to an asset manager and monitored monthly for significant changes since the last valuation. If significant changes are noted, the asset manager orders a new valuation or adjusts the valuation accordingly.
For OREO:
OREO is measured and reported at fair value using level 3 inputs for valuations based on nonobservable criteria. The fair value of OREO is determined by collateral valuations. Collateral values are determined using appraisals or other third-party value estimates of the subject property with discounts generally between 10 and 14 percent applied for estimated holding and selling costs and other external factors that may impact the marketability of the property. Changes to the value of the assets between scheduled valuation dates are monitored through continued communication with brokers and monthly reviews by the asset manager assigned to each asset. The asset manager uses the information gathered from brokers and other market sources to identify any significant changes in the market or the subject property as they occur. Valuations are then adjusted or new appraisals are ordered to ensure the reported values reflect the most current information.

Loans and Leases, page 73
7. Please tell us in detail and revise future filings to disclose why you did not initially estimate the timing of cash flows for loans acquired in the TVB and VB transactions at the dates of the acquisitions and clarify if subsequent to the acquisition you estimated the timing of cash flows. Additionally, clarify for us how you measured fair value of the loans at acquisition date considering this disclosure.
In the expanded disclosures included in the 1Q2012 10-Q, we mention our unfamiliarity with the new markets. The TVB transaction resulted in our entrance into new markets in Southern California, particularly in the Temecula Valley east of San Diego, where we previously had a small market presence. The VB transaction expanded our small presence in Seattle to a much larger presence through 18 locations in the greater Seattle and Olympia, Washington area.
Our expansions into the TVB and VB markets and the lending practices of TVB and VB exposed us to various challenges that were, to varying degrees, new to us: (a) significant out-of-market lending, resulting in collateral and borrowers spread across the country; (b) borrowers in industries not normally served by FCB, including hotels, restaurants and other leisure industry customers; (c) construction and land development loans in markets where we did not have lending expertise; and (d) identified real estate exposures in markets where we had little experience and where then-current real estate sales activity was extremely unfavorable. After gaining additional insight and knowledge on these initial acquisitions, we were able to estimate the timing of cash flows on future transactions.
The measurement of loan fair value as of the acquisition date was based on loan-level analyses performed by our credit review function, relying on projections of future cash flows and estimates of collateral value from appraisals for loans that were deemed to be collateral-dependent.

Excerpt from 1Q2012 10-Q:

Footnote F - Estimated Fair Values

Analyses of the timing and amounts of cash flows were prepared at the acquisition dates for all acquired loans deemed impaired at acquisition except loans acquired in the Venture Bank (VB) and Temecula Valley Bank (TVB) transactions and those analyses are used to determine the amount of accretable yield recognized on those loans. Subsequent changes in cash flow estimates result in changes to the amount of accretable yield to be recognized. The timing of cash flows for nonperforming loans acquired in the VB and TVB transactions were not estimated due to relative unfamiliarity with the markets in which the collateral was located, inexperience with the type of borrowers, and general uncertainty of the time required for disposition of the assets. These factors were alleviated to a large degree in later transactions where prior experience provided the ability to make reasonable estimates as to the timing of future cash flows.
Note D - Loans and Leases - Acquired Loans, page 94

1.	Please revise future filings to disclose at each period end presented the carrying amount of loans accounted for using the cost recovery method. Refer to ASC 310-30-50-2(4).
In our 1Q2012 10-Q, we provided the carrying value of loans accounted for under the cost recovery method for each balance sheet period presented, and we will continue to provide this disclosure in future periods.

Excerpt from 1Q2012 10-Q:

Footnote C - Loans and Leases

The cost recovery method is being applied for the nonperforming loans acquired from the TVB and VB transactions unless cash flow estimates in the later periods indicated subsequent improvement that would lead to the recognition of accretable yield. The cost recovery method is also being applied to loans from other transactions where the timing of the cash flows is no longer reasonably estimable due to subsequent nonperformance by the borrower or uncertainty in the ultimate disposition of the asset. The remaining carrying value of loans on the cost recovery method was $171,951 at March 31, 2012, $200,819 at December 31, 2011 and $202,873 at March 31, 2011.

2.
Please explain to us why the fair value at the acquisition date of non-impaired loans acquired from United Western and CCB is only 3.5% less than the cash flows expected to be collected which results in a very low accretable yield. Please include qualitative and quantitative information in your analysis.

As documented in the following analysis, the accretable yield at United Western represents 2 percent of expected cash flows (principal and interest), compared to 11 percent at CCB:

	United Western	CCB	Total
Expected cash flows	$673,499	$132,312	$805,811
Fair value	660,008	117,792	777,800
Accretable yield	$13,491	$14,520	$28,011
Ratio: Accretable yield to expected cash flows	2.0%	11.0%	3.5%

The accretable yield recognized in the United Western transactions is low due to the large number of loans that were very close to their scheduled maturity dates, or already at their maturity dates, resulting in an assumption that we would collect cash flows over a relatively short duration after the acquisition date. The current low interest rate environment, and the relatively short terms to collect the cash on these loans, resulted in the low accretable yield for UWB.

Related Person Transactions During 2011, page 33 of Definitive Proxy Statement on Schedule 14A
10. Please confirm that by “other persons” in the representations included in this section, you mean persons not related to you. Please refer to Instruction 4(c)(ii) to Item 404(a) of Regulation S-K. Confirm that you will provide the correct representation in future filings.
We confirm that the reference to “other persons” in this disclosure is intended to refer to persons other than those related to BancShares or its subsidiary, First-Citizens Bank & Trust Company. To be consistent with Instruction 4(c)(ii), in future filings we will modify the wording of this disclosure to refer to “persons not related to us or FCB.”

Section 16(a) Beneficial Ownership Reporting Compliance, page 38 of Definitive Proxy Statement on Schedule 14A
11. We note that Frank B. Holding has failed to timely file his reports regarding the changes in his beneficial ownership on numerous occasions over the past three years. Please tell us what the company has done, and will do, in order to ensure that transactions are reported on a timely basis going forward.
When BancShares became aware that a number of Mr. Holding's 2010 transactions had not been timely reported, its legal counsel contacted Mr. Holding to determine the reasons for the late reports and to discuss Section 16(a) reporting requirements. The late reports resulted from a communications breakdown which occurred during a year when Mr. Holding's administrative assistant (who normally communicates information regarding transactions to those preparing the reports) was dealing with her daughter's extended terminal illness. BancShares has revisited the reporting requirements with Mr. Holding. Mr. Holding recognizes his obligation to timely report transactions and has indicated that he has redoubled efforts to insure that his reports are timely filed.

BancShares provides detailed materials to each new director and new reporting officer regarding their ownership of and transactions in company stock (including Section 16(a) reporting obligations and BancShares' reporting procedures). Approximately every two years, BancShares re-distributes those materials to its then-current directors and reporting officers. The materials were recently re-distributed to the directors, and BancShares has scheduled a presentation by legal counsel on Section 16(a) reporting and related matters at an upcoming Board meeting.

Please contact Ken Black at 919/716-7336 if you have any further questions.
Sincerely,

/s/FRANK B. HOLDING, JR.
Frank B. Holding, Jr.
Chairman and Chief Executive Officer